Filed pursuant to Rule 433
Registration No. 333-225325
March 30, 2020
PRICING TERM SHEET

Issuer:	AEP Transmission Company, LLC
Expected Ratings*:	A2 (stable) by Moody’s Investors Service, Inc. A- (stable) by S&P Global Ratings, a division of S&P Global Inc. A (stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series M, due 2050
Principal Amount:	$525,000,000
Maturity Date:	April 1, 2050
Coupon:	3.65%
Interest Payment Dates:	April 1 and October 1
First Interest Payment Date:	October 1, 2020
Treasury Benchmark:	2.375% due November 15, 2049
Treasury Yield:	1.302%
Reoffer Spread:	T+235 basis points
Yield to Maturity:	3.652%
Price to Public:	99.964% of the principal amount thereof
Transaction Date:	March 30, 2020
Settlement Date:	April 1, 2020 (T+2)
Redemption Terms:
Make-whole call:	Prior to October 1, 2049 at a discount rate of the Treasury Rate plus 40 basis points
Par call:	On or after October 1, 2049 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	00115A AM1 / US00115AAM18
Joint Book-Running Managers:	Goldman Sachs & Co. LLC KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs & Co. LLC, toll-free at (866) 471-2526, KeyBanc Capital Markets Inc., toll-free at 1-866-227-6479, MUFG Securities Americas Inc., toll-free at 1-877-649-6848, SMBC Nikko Securities America, Inc., toll-free at 1-888-868-6856 or U.S. Bancorp Investments, Inc., toll-free at 1-877-558-2607.